QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2005		Years Ended December 31,
(Dollars in millions)
			2004		2003		2002		2001		2000
(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$351		$1,231		$1,123		$1,554		$944		$914
Fixed charges	182		481		424		552		1,025		1,387

Earnings as adjusted	$533		$1,712		$1,547		$2,106		$1,969		$2,301

Income before income taxes:
Pre-tax income from continuing operations as reported	$342		$1,192		$1,112		$1,555		$930		$906
Share of pre-tax income (loss) of 50% owned subsidiaries not included in above	9		39		11		(1)		14		8

Net income as adjusted	$351		$1,231		$1,123		$1,554		$944		$914

Fixed charges:
Interest on other borrowings	$134		$315		$279		$426		$881		$1,268
Interest on long-term debt, including amortization of debt issue costs	21		68		69		71		93		82
Portion of rents representative of the interest factor in long-term leases(1)	27		98		76		55		51		37

Fixed charges	$182		$481		$424		$552		$1,025		$1,387

Ratio of earnings to fixed charges	2.93	x	3.56	x	3.65	x	3.82	x	1.92	x	1.66	x

(B) Including interest on deposits:
Adjusted earnings from (A) above	$533		$1,712		$1,547		$2,106		$1,969		$2,301
Add interest on deposits	226		512		372		498		856		1,012

Earnings as adjusted	$759		$2,224		$1,919		$2,604		$2,825		$3,313

Fixed charges:
Fixed charges from (A) above	$182		$481		$424		$552		$1,025		$1,387
Interest on deposits	226		512		372		498		856		1,012

Adjusted fixed charges	$408		$993		$796		$1,050		$1,881		$2,399

Adjusted earnings to adjusted fixed charges	1.86	x	2.24	x	2.41	x	2.48	x	1.50	x	1.38	x

(1)
The interest factor on long-term operating leases was estimated using one-third of rental expense. The interest factor on long-term capital leases was equal to the amount recorded as interest expense in the Consolidated Statement of Income.

QuickLinks

  EXHIBIT 12
  STATE STREET CORPORATION